UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14f-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number:  0-53905

SABRE INDUSTRIAL, INC. (Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation or organization	65-1714523 (I.R.S. Employer Identification Number)

330 Clematis Street, Suite 217, West Palm Beach, FL 33401 (Address of Principal Executive Officers)

561-478-5121 (Registrant’s Telephone Number, Including Area Code)

RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

SABRE INDUSTRIAL, INC.
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

This report is furnished by the Board of Directors of Sabre Industrial, Inc., a Delaware corporation (“Sabre Industrial”), to the holders of its common stock, $.001 par value.

On August 26, 2010 Corporate Services International, Inc. (“CSII”) and Michael Anthony, CEO of Sabre Industrial, entered into a Stock Purchase Agreement with Zhang Dingyou.  The Stock Purchase Agreement contemplates that CSII will sell to Mr. Zhang 60,000,000 shares of the common stock of Sabre Industrial, which will represent 99% of the outstanding common stock at the time of the transfer (the “Stock Sale”).  The purchase price will be $408,000.  The Stock Sale will take place ten or more days after this Report is mailed to the shareholders of record of Sabre Industrial.

Pursuant to the terms of the Stock Purchase Agreement, at the time of the Stock Sale, Michael Anthony will submit his resignation from the Board of Directors and from his position as sole officer of Sabre Industrial.  Prior to doing so, he will elect Zhang Dingyou to serve as the sole member of the Board of Directors, effective on Mr. Anthony’s resignation.  The Board will then appoint Zhang Dingyou to also serve as Chief Executive Officer and Chief Financial Officer of Sabre Industrial.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Sabre Industrial on or about September 3, 2010.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are currently 100,758,543 shares of Sabre Industrial common stock outstanding.  These are the only voting securities issued by Sabre Industrial.  CSII currently owns 100,150,641 common shares.  The Stock Purchase Agreement provides that, prior to the Closing, CSII will exchange 40,150,641 shares for shares of a newly authorized non-voting preferred stock.  The preferred stock will afford CSII the right to convert the preferred stock into 0.9% of the fully diluted common stock of Sabre Industrial within thirty days after Sabre Industrial files a Current Report on Form 8-K stating that it has ceased to be a shell company.

Upon completion of the Stock Sale from CSII to Mr. Zhang, therefore, there will be 60,607,902 shares of Sabre Industrial common stock issued and outstanding, representing the only outstanding equity securities.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Stock Sale by the following:

•	each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

•	Zhang Dingyou, who will be our Chief Executive Officer and sole member of the Board of Directors; and

•	all of our new officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of BeneficialOwnership	Percentage of Class
Zhang Dingyou	60,000,000	99.0%
All officers and directors as a group (1 person)	60,000,000	99.0%
_______________
(1)	The address of each director is c/o Linyi Hengchang Brewers Malt Co., Ltd., Lincan Industry Park, Linyi County, Shandong Province, P.R. China.

NEW MEMBER OF THE BOARD OF DIRECTORS

Upon the closing of the Stock Sale, the election to the Board of Zhang Dingyou will be effective, and he will be the sole member of the Board of Directors.  Information regarding the new director follows:

Zhang Dingyou.  In 2004 Mr. Zhang organized Linyi Hengchang Brewers Malt Co., Ltd., where he has since been employed as Legal Representative and Chief Executive Officer.  Mr. Zhang also fills those roles for Shandong Qingyuan Brewery Co., Ltd., a subsidiary organized by Linyi Hengchang Brewers Malt Co., Ltd. in 2005.  Shandong Qingyuan is a brewer of beers that are distributed throughout northern and eastern China.  In 2000 Mr Zhang organized the Linyi Hengchang Industrial and Trading Co., Limited, which became the highest earning company in the Linyi Hengchang Industrial District.  Previously Mr. Zhang was employed for eight years as General Manager of Shandong Xinwen Mineral Bureau.  Mr. Zhang has a law degree from the Shandong Governmental Law School.  He is 43 years old.

Code of Ethics

Sabre Industrial does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating, Compensation and Audit Committee

The Board of Directors does not have an audit committee, a compensation committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individual who was the sole officer and director of Sabre Industrial prior to the Stock Sale:

Name	Age	Position(s)	Director Since
Michael Anthony	44	Director, Chief Executive Officer, President, Secretary, Treasurer	2007

                            Michael Anthony. Mr. Anthony has been the sole director and officer of the Company since October 1, 2007. Mr. Anthony is the sole director and officer of Corporate Services International, Inc. and Century Capital Partners, LLC. Mr. Anthony utilizes both entities to conduct business affairs, including, but not limited to, making capital investments in corporate entities such as Sabre Industrial and offering consulting services and advice to corporate entities.   In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc.  Union Equity, Inc. is an Internet based real estate marketing firm and holding company.

On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006.  On or about July 30, 2006 Mr. Anthony became an officer and director of Standard Commerce, Inc. a reporting blank check company and resigned his position on August 24, 2007.  On or about March 15, 2007, Mr. Anthony became an officer and director Apogee Robotics, Inc. a reporting blank check company and resigned his position on March 31, 2008. On or about May 25, 2007, Mr. Anthony became an officer and director or Aim Smart Corporation, a reporting blank check company and resigned his position on April 24, 2008.  On or about November 14, 2007, Mr. Anthony became an officer and director of Lightman Grant, Inc., a reporting blank check company. On or about July 2, 2007, Mr. Anthony became an officer and director of Diversified Opportunities, Inc., a reporting blank check company and resigned his position on May 30, 2008.  On or about April 12, 2007, Mr. Anthony became an officer and director of Econometrics, Inc., a reporting blank check company and resigned his position on January 10, 2009. On or about September 5, 2007, Mr. Anthony became an officer and director of Dover Glen, Inc., a reporting blank check company and resigned his position on December 16, 2008.  On or about October 12, 2007, Mr. Anthony became an officer and director of Highland Ridge, Inc., a reporting blank check company and resigned his position on January 13, 2010.  On or about October 7, 2007, Mr. Anthony became an officer and director of Ravenwood Bourne, Ltd., a reporting blank check company and resigned his position on April 5, 2010.

Board Meetings and Committees

The Board of Directors prior to the Stock Sale had no committees. During the fiscal year ended March 31, 2010, the Board of Directors held no meetings, and acted by unanimous consent on one occasion.

Executive Compensation and Compensation of Directors

Sabre Industrial has not paid compensation to Michael Anthony for any of his services.

Certain Relationships and Related Transactions

Laura Anthony, Esquire has been the corporate and securities counsel to Sabre Industrial.  Laura Anthony is Michael Anthony's wife. Ms. Anthony's legal fees for the fiscal year end March 31, 2010 totaled $10,000.

September 3, 2010	By Order of the Board of Directors: Michael Anthony, Chairman